                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF AUGUST 2004

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X    Form 40-F

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes    No X

                      (THE WHARF (HOLDINGS) LIMITED LOGO)

                          THE WHARF (HOLDINGS) LIMITED

                          INTERIM RESULTS ANNOUNCEMENT

                  FOR THE HALF-YEAR PERIOD ENDED JUNE 30, 2004

-     Unaudited profit amounted to HK$1,680 million, an increase of 28%.

-     Earnings per share were HK$0.69 (2003: HK$0.53).

-     Interim dividend: 32.75 cents per share.

-     Turnover was HK$5,739 million, an increase of 5% (2003: HK$5,463 million).

- Operating profit before borrowing costs was HK$2,520 million, increased by 6% (2003: HK$2,368 million).

- Property investment: Revenue increase of 7% to HK$2,241 million. Operating profit increased by 7% to HK$1,554 million, within which operating profit of hotel business increased by HK$123 million.

- Share of associates' profits (mainly from associates undertaking property development) increased by HK$92 million to HK$146 million.

- CME (Communications, Media and Entertainment): Total revenue increased by 10% to HK$1,931 million. Operating profit up 12% to HK$223 million.

- Logistics: Total revenue (mainly contributed by the 55.3%-owned Modern Terminals) dropped 1% to HK$1,515 million. Operating profit also down 3% to HK$831 million.

- Net borrowing costs decreased by 57% to HK$131 million (2003: HK$305 million). Average borrowing costs was 1.6% p.a. (2003: 3.1% p.a.).

- Consolidated net asset value was HK$21.46 per share (As at December 31, 2003: HK$21.09 per share).

- Debt ratios: As at June 30, 2004, the ratio of net debts to total assets reduced to 19.5% and the ratio of net debts to shareholders' equity decreased to 29.3% (As at December 31, 2003: 21.4% and 32.9% respectively).



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

- As at June 30, 2004, planned capital expenditure of the Group totalled HK$5.6 billion, of which HK$2.9 billion are for property (8 million sq. ft.) under development for trading and long term investment in Mainland China.

GROUP RESULTS

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2004 amounted to HK$1,680 million, an increase of 28%, compared to HK$1,309 million achieved for the corresponding period last year. Earnings per share were 69 cents (2003: 53 cents).

INTERIM DIVIDEND

An interim dividend in respect of the year ended December 31, 2003 of HK$802 million was paid by way of (a) cash in an aggregate sum of HK$294 million, equivalent to 12 cents per share, and (b) distribution of 244,747,663 shares of HK$1.00 each in the share capital of i-CABLE Communications Limited ("i-CABLE Shares") held by the Company, with a value of HK$2.075 per i-CABLE Share, being the closing price per i-CABLE Share on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as at August 19, 2003. On this basis, the interim dividend for the half-year period ended June 30, 2003 was 32.75 cents per share in total.

The Board has declared an interim dividend in respect of the half-year period ended June 30, 2004 of 32.75 cents per share, payable on Tuesday, October 19, 2004 to Shareholders on record as at October 12, 2004.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED JUNE 30, 2004

                                                       UNAUDITED        Unaudited
                                                      30/06/2004       30/06/2003
                                              Note    HK$ MILLION      HK$ Million
                                              ----    -----------      -----------
Turnover                                        2            5,739            5,463
Direct costs and operating expenses                         (1,975)          (1,989)
Selling and marketing expenses                                (271)            (244)
Administrative and corporate expenses                         (280)            (264)
                                                        -----------       -----------

Operating profit before depreciation,
  amortisation, interest and tax                             3,213            2,966
Depreciation and amortisation                                 (693)            (598)
                                                        -----------       -----------
Operating profit                                2            2,520            2,368
Borrowing costs                                 3             (131)            (305)
Share of profits less losses of associates      4              146               54
                                                        -----------       -----------
Profit before taxation                                       2,535            2,117
Taxation                                      5(c)            (465)            (470)
                                                        -----------       -----------
Profit after taxation                                        2,070            1,647
Minority interests                                            (390)            (338)
                                                        -----------       -----------

Profit attributable to shareholders                          1,680            1,309
                                                        ===========       ===========

Interim dividend proposed after
   the balance sheet date                       6              802              802
                                                        ===========       ===========

Earnings per share
   Basic                                        7          HK$0.69          HK$0.53
                                                        ===========       ===========
   Diluted                                      7          HK$0.69          HK$0.53
                                                        ===========       ===========

Interim dividend per share                      6       32.75 CENTS       32.75 cents
                                                        ===========       ===========



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

NOTES TO THE ACCOUNTS

1.    BASIS OF PREPARATION OF THE ACCOUNTS

      The unaudited consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" and Appendix 16 of Listing Rules of The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim accounts are consistent with those used in the annual accounts for the year ended December 31, 2003.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

2.    TURNOVER AND OPERATING PROFITS

      A.    SEGMENT INFORMATION

      I.    BUSINESS SEGMENTS

                                         SEGMENT REVENUE          SEGMENT RESULTS
                                   ------------------------  ------------------------
                                    30/06/2004   30/06/2003   30/06/2004   30/06/2003
                                   HK$ MILLION  HK$ Million  HK$ MILLION  HK$ Million
                                   -----------  -----------  -----------  -----------
Property investment                   2,241        2,092        1,554        1,448
                                      -----        -----        -----        -----
       Hong Kong                      1,793        1,805        1,406        1,430
       China                            106           90           35           28
       Hotels                           342          197          113          (10)
                                      -----        -----        -----        -----

Communications, media
   and entertainment ("CME")          1,931        1,748          223          199
                                      -----        -----        -----        -----
       Pay television                   920          844          235          210
       Internet and multimedia          232          193          (27)         (48)
                                      -----        -----        -----        -----
         i-CABLE (before              1,152        1,037          208          162
            Unallocated items)
       Telecommunications               674          615           11           19
       Others                           105           96            4           18
                                      -----        -----        -----        -----

Logistics                             1,515        1,532          831          854
                                      -----        -----        -----        -----
       Terminals                      1,335        1,367          774          820
       Others                           180          165           57           34
                                      -----        -----        -----        -----

                                      5,687        5,372        2,608        2,501
Property development                     73          102           12          (13)
Investment and others                   118          114           20           15
Inter-segment revenue (Note)           (139)        (125)          --           --
                                      -----        -----        -----        -----
                                      5,739        5,463        2,640        2,503
                                      =====        =====

Unallocated income and expenses                                  (120)        (135)
                                                                -----        -----
Operating profit                                                2,520        2,368
Borrowing costs                                                  (131)        (305)
Associates
       Property development                                       113           44
       Terminals                                                   33            8
       Others                                                      --            2
                                                                -----        -----
Profit before taxation                                          2,535        2,117
                                                                =====        =====



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

Note: Inter-segment revenue eliminated on consolidation included:

                                     30/06/2004             30/06/2003
                                     HK$ MILLION            HK$ Million
                                     -----------            -----------
Property investment                       40                     49
CME                                       95                     68
Logistics                                  1                      6
Investment and others                      3                      2
                                         ---                    ---
                                         139                    125
                                         ===                    ===

II.   GEOGRAPHICAL SEGMENTS

      During the period, more than 90 per cent of the operations of the Group in terms of the above items was in Hong Kong.

B.    OPERATING PROFIT IS ARRIVED AT AFTER :

                                                      30/06/2004      30/06/2003
                                                     HK$ MILLION     HK$ Million
                                                     -----------     -----------
charging :-
Depreciation
-  assets held for use under operating leases               40               40
-  other assets                                            545              494
Amortisation of prepaid expenses and
    programming library                                     83               53
Amortisation of goodwill                                    25               11
Staff costs, including retirement scheme costs
    HK$38 million (2003: HK$45 million)                  1,048              989
Auditors' remuneration

  Audit services                                             4                4
  Other services                                             1                1
Cost of properties sold during the period                   53              104

and crediting :-
Rental income less direct outgoings, including
    contingent rentals HK$73 million
    (2003: HK$47 million)                                1,517            1,516
Interest income                                             23               60
Dividend income from listed investments                     38               31
Dividend income from unlisted investments                   49               29
                                                         =====            =====



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

3.    BORROWING COSTS

                                                  30/06/2004       30/06/2003
                                                 HK$ Million      HK$ Million
                                                 -----------      -----------
Interest on :
    Bank loans and overdrafts                         41              207
    Other loans repayable within five years           51               75
Other borrowing costs                                 51               55
                                                     ---              ---
                                                     143              337
Less: Amount capitalised                             (12)             (32)
                                                     ---              ---
Net borrowing costs for the period                   131              305
                                                     ===              ===

      The Group's average borrowing cost for the period was 1.6% per annum (2003: 3.1% per annum).

4.    SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

      Share of profits of associates mainly included attributable profits on disposal of Sorrento and Bellagio residential units and terminals operation.

5.    TAXATION

      a. The provision for Hong Kong profits tax is based on the profit for the period as adjusted for tax purposes at the rate of 17.5 per cent (2003: 17.5 per cent).

      b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

      c.    Taxation in the consolidated profit and loss account represents:

                                                        30/06/2004       30/06/2003
                                                       HK$ Million      HK$ Million
                                                       -----------      -----------
Current tax - Hong Kong profits tax
Tax for the period                                          339              377
Underprovision in respect of prior years                     66               18
                                                            ---              ---
                                                            405              395
                                                            ---              ---
Current tax - overseas taxation
Tax for the period                                            1               --
Overprovision in respect of prior years                      (9)              --
                                                            ---              ---
                                                             (8)              --
                                                            ---              ---
Deferred tax
Origination and reversal of temporary differences            56              (25)
Effect of increase in tax rate on deferred tax               --               99
                                                            ---              ---
                                                             56               74
                                                            ---              ---
Associates                                                   12                1
                                                            ---              ---
                                                            465              470
                                                            ===              ===



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

6.    PROPOSED INTERIM DIVIDENDS

                                                        30/06/2004       30/06/2003
                                                       HK$ MILLION      HK$ Million
                                                       -----------      -----------
Proposed after the balance sheet date:-
32.75 cents (2003: 12 cents) per share                      802              294
Distribution in specie in the form of shares
   in i-CABLE Communications Limited ("i-CABLE
   shares") equivalent to 20.75 cents per share              --              508
                                                            ---              ---
                                                            802              802
                                                            ===              ===


      The above interim dividends were proposed after the balance sheet dates and have not been recognised as liabilities at the respective balance sheet dates.

7.    EARNINGS PER SHARE

      The calculation of earnings per share is based on the earnings for the period of HK$1,680 million (2003: HK$1,309 million) and the weighted average of 2,447 million ordinary shares (2003: 2,447 million ordinary shares) in issue during the period.

      The calculation of diluted earnings per share is based on earnings for the period of HK$1,680 million (2003: HK$1,309 million) and the weighted average of 2,447 million ordinary shares (2003: 2,447 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

      The existence of unexercised options during the period ended June 30, 2004 has no dilutive effect on the calculation of diluted earnings per share for the period ended June 30, 2004.

8.    REVIEW OF UNAUDITED INTERIM ACCOUNTS

      The unaudited interim accounts for the six months ended June 30, 2004 have been reviewed by the audit committee of the Company.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

COMMENTARY ON INTERIM RESULTS

(1)   REVIEW OF 2004 INTERIM RESULTS AND SEGMENTAL PERFORMANCE

      REVIEW OF 2004 INTERIM RESULTS

      Profit attributable to Shareholders

      Unaudited Group's profit attributable to shareholders for the six months ended June 30, 2004 amounted to HK$1,680 million, representing an increase of HK$371 million or 28% over HK$1,309 million achieved for the same period in 2003. Earnings per share were HK$0.69, against HK$0.53 for the first half of 2003.

      The resilient growth in profit was largely due to the increase in operating profit of the Group's hotel business by HK$123 million as compared with the first half of 2003, when the economy of Hong Kong was severely affected by the outbreak of SARS. The results improvement was also attributable to a reduction in borrowing costs by HK$174 million and increase in share of profits by HK$92 million mainly from associates undertaking property development.

      Group's Turnover

      Group's turnover for the period was HK$5,739 million, an increase of HK$276 million or 5% as compared to HK$5,463 million earned in same period last year. Increase in turnover was principally due to the improvement in hotel revenue by HK$145 million. The hotel revenue for last year was severely affected by SARS. For the first half of 2003, the hotel revenue totaled HK$197 million, as compared to HK$342 million for the period under review and HK$299 million for the first half of 2002. Communications, Media and Entertainment (CME) segment also reported revenue growth of HK$183 million resulting from enlarged subscribers and higher airtime sales of i-CABLE group.

      Group Operating Profit

      Group operating profit before borrowing costs for the period was HK$2,520 million, increased by HK$152 million or 6% from HK$2,368 million for first half of 2003. This was primarily due to the favourable results of hotel and CME operations as discussed above.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

      SEGMENT PERFORMANCE

      Property Investment

      The Property Investment segment reported a revenue increase of HK$149 million or 7% to HK$2,241 million. Operating profit showed an increase of HK$106 million or 7% to HK$1,554 million. The improvement was chiefly contributed from hotel operations.

      Wharf Estates Limited

      Harbour City

      Harbour City, a core property investment asset of Wharf Estates Limited, generated a turnover of HK$1,476 million in the period, an increase of 150 million or 11% as compared with the first half of 2003, because of improvement in revenue from hotels operations. The average hotel room occupancy was 88% in the period under review as compared to 48% achieved in the same period last year, which was adversely affected by the outbreak of SARS in the second quarter of 2003. Besides, satisfactory improvement in average hotel room rate was achieved. The hotel segment reported a profit of HK$113 million as opposed to a loss of HK$10 million in the same period last year. This compares to a profit of HK$95 million reported in the first six months of 2002.

      The Harbour City's retail area benefited from the active leasing activities and the continuous influx of mainland tourists subsequent to the extension of the Free Individual Traveler Scheme to additional cities and provinces in Mainland China. Its revenue improved steadily for an overall higher rental rate coupled with a high sustainable occupancy level. The office area and apartments recorded a decrease in rental contribution, reflecting the reversionary impacts of the lower average rental rates achieved in the past two years, though the achieved rental rates have been improving since the beginning of 2004.

      Times Square

      Times Square, another core investment property asset of Wharf Estates Limited, generated a total revenue of HK$405 million, which was lower than the previous period's level by HK$10 million or 2%. Lower rental contribution from office area was recorded due to reversionary impacts of lower average rental rate achieved in the past two years. Occupancy level of the office area has returned to a high level following active leasing activities. The operating results of Times Square were helped by an increase in rental from retail area, which achieved satisfactory improvement both in occupancy and average rental rate under the boosted tourism environment.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

      Plaza Hollywood

      Plaza Hollywood, under Wharf Estates Limited, reported a slight increase in retail rental revenue to HK$122 million due to higher average occupancy achieved for the period under review.

      As at June 30, 2004, the aggregate property value of Harbour City, Times Square and Plaza Hollywood owned under Wharf Estates Limited was HK$50,168 million, based on the revaluation conducted by independent valuers as at December 31, 2003. This portfolio generated total revenue and operating profit of HK$2,003 million and HK$1,437 million respectively for the period under review, compared to HK$1,862 million and HK$1,331 million respectively reported in the first half of 2003.

      Wharf Estates Development Limited

      Owning various residential, office and industrial investment properties located in Hong Kong including the Peak properties, Wharf Estates Development Limited reported a decrease both in aggregate revenue and operating profit for the period under review. The decrease was chiefly attributable to a loss in rental earnings from the industrial building in Yau Tong, which was demolished in the second half of 2003 as well as lower occupancy or rental rate achieved for certain industrial and office buildings. However, the Peak investment properties performed well and reported a growth both in aggregate rental revenue and operating profit, due to the limited supply of luxurious residential properties in the Peak.

      Wharf Estates China Limited

      With its two major investment properties in Mainland China, namely, Beijing Capital Times Square and Shanghai Times Square, of which the occupancy or rental rate continued to improve, Wharf Estates China Limited recorded satisfactory growth both in aggregate revenue and operating profit for the period under review.

      Communications, Media and Entertainment ("CME")

      Benefited from continuous increases in subscribers to Pay TV, Broadband Internet multimedia and telecommunication services, the total revenue of CME segment increased by HK$183 million or 10% to HK$1,931 million and its operating profit increased by HK$24 million or 12% to HK$223 million compared to the first half of 2003.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)
      i-CABLE

      The group revenue of i-CABLE was HK$1,154 million for the period under review, an increase of 11% as compared to HK$1,037 million in the first half of 2003, and its operating profit before unallocated items increased by HK$46 million or 28% to HK$208 million. The net profit attributable to shareholders of i-CABLE also increased by HK$52 million or 55% to HK$147 million. The performance of i-CABLE surpassed all previous periods in terms of both revenue and net profits.

      Pay TV

      The turnover of Pay TV for the period under review was HK$920 million, an increase of HK$76 million or 9% as compared to the first half of 2003. Its operating profit recorded an increase of HK$25 million or 12% to reach HK$235 million. The favourable results were due to subscriber growth and strong increase in airtime sales, despite new competition in the market. Subscribers of Pay TV grew by about 27,000 in the first half of 2004 as compared to 19,000 a year ago to reach 682,000 as a result of strengthened programming contents including UEFA EURO 2004 and the new Super Soccer Channel and Cable Entertainment News Channel launched in the second half of 2003, and an improved economy compared to one year ago. ARPU was HK$222, compared to HK$219 in the first half of 2003.

      Internet and multimedia

      Internet and multimedia revenue for the period increased by HK$39 million or about 21% to HK$232 million. Its operating loss, under a full cost allocated basis for network cost, narrowed to HK$27 million as compared to HK$48 million in the first half of 2003. The improvement was primarily due to growth of subscribers of about 6,000 in the first half of 2004 to 263,000 which was at a slower pace than the same period last year as overall market growth slowed down compared to last year; and ARPU increased by 14% year-on-year to HK$142 resulted from successful service enhancement through network upgrade and the introduction of value-added services.

      Telecommunications

      Wharf T&T

      Compared to the first half year of 2003, Wharf T&T increased its telecommunication revenue by 3% to HK$634 million. Its installed base of fixed lines increased by 15,000 lines to reach 448,000 lines with market share of 12% for the first half of 2004. Wharf T&T continued to shift its focus from IDD to fixed lines. The company's revenue from fixed-line telephony services rose by HK$57 million or 12% to HK$525 million, whilst IDD revenue fell by HK$38 million or 26% to HK$109 million. The ratio between fixed lines and IDD improved to 4.8:1 for the first half of 2004, as compared to 3.2:1 for the first half of 2003 and 4:1 for the full year of 2003. The operating profit, however,



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)
      showed a slight increase of HK$1 million to HK$20 million mainly due to higher depreciation charge, which neutralized the increase in EBITDA.

      Combined with other telecommunication business, the turnover and operating profits of this segment was HK$674 million and HK$11 million respectively, compared to HK$615 million and HK$19 million achieved respectively in the same period last year.

      Logistics

      The total revenue of Logistics segment for the period under review, mainly contributed by Modern Terminals Limited ("Modern Terminals"), a 55.3%-owned subsidiary, was HK$1,515 million, a decrease of HK$17 million or 1% as compared with HK$1,532 million in the first half of 2003. The operating profit also recorded a decrease of HK$23 million or 3% to HK$831 million.

      Modern Terminals

      Despite the growth in throughput handled by Modern Terminals mainly driven by feeder and transshipment volume, Modern Terminal's revenue and operating profit decreased for the period under review as the average tariff rate continued to be under pressure. As compensated by attributable profit from Modern Terminals' investments in Mainland China through associates, which became operational gradually and performed well in the first half of 2004, coupled with lower taxation charge in Profits Tax and in the deferred tax liability, the net profit after tax of Modern Terminals grew by 3% as compared over the same period last year.

      Property development

      Wharf Estates Development Limited and Wharf Estates China Limited conducted during the period under review some property sale activities in Hong Kong and China respectively and recorded an aggregate gain of HK$12 million, as compared to a loss of HK$13 million in the first half of 2003. The sales of Sorrento and Bellagio residential units undertaken through associates continued for the period under review and their sales results were taken up as the Group's share of associates profit but not in the Group's turnover and operating profit.

      Borrowing costs

      Due to a persistently low interest rate environment as well as a declining Group's net debt level, net borrowing costs charged decreased by HK$174 million or 57% to HK$131 million for the period under review from HK$305 million incurred in the same period last year. The charge was after capitalization to related assets of HK$12 million for the period compared to HK$32 million in the previous corresponding period. The Group's average borrowing cost was 1.6% p.a., a reduction from 3.1% p.a. in the first half of 2003.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

      Share of profits less losses of associates

      The share of profits of associates for the period was HK$146 million, an increase of HK$92 million as compared to profit of HK$54 million in the first half of 2003. The increase was chiefly attributable to improvement in sales of Sorrento and Bellagio residential units and higher profit contribution from container port business engaged by Modern Terminals through its associates in Mainland China.

      Profit before taxation

      Combining the effects of increase in operating profit, reduction in borrowing costs and increase in associates' profit as explained in the above, the Group's profit before taxation increased by HK$418 million or 20% to HK$2,535 million from HK$2,117 million in the same period last year.

      Taxation

      The taxation charge for the period was HK$465 million, a decrease of HK$5 million from HK$470 million recorded in the corresponding period last year. Excluding the effect of the 1.5% increase in profits tax rate on deferred tax liability, which increased total tax charge by HK$99 million in the first half of last year, there was an increase in taxation of HK$94 million for the period under review. Such increase was in line with the improvement in profits before taxation.

      Minority interest

      Minority interests were HK$390 million for the period compared to HK$338 million in the previous corresponding period. The increase arose mainly from better results achieved by two non-wholly owned subsidiaries, namely, Harbour Centre Development Limited and i-CABLE Communications Limited.

      Included in the Group's profit attributable to the shareholders were profits of HK$553 million (6/2003: HK$470 million) contributed from three major non-wholly owned subsidiaries, namely, the 55.3%-owned Modern Terminals, 67.1%-owned i-CABLE Communications Limited ("i-CABLE") and 66.8%-owned Harbour Centre Development Limited ("HCDL"). Total dividends received or receivable from these subsidiaries amounted to HK$500 million for the period under review (6/2003: HK$504 million).



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

(2)   LIQUIDITY AND FINANCIAL RESOURCES

      Shareholders' funds

      As at June 30, 2004, the shareholders' funds of the Group totalled HK$52,530 million, an increase of HK$902 million from HK$51,628 million at December 31, 2003. The consolidated net asset value of the Group at June 30, 2004 was HK$21.46 per share, compared to HK$21.09 per share at December 31, 2003.

      Supplemental Information

      To better reflect the underlying net asset value of the Group, the following Objective-base adjustments are given below:

                                                                       Per share
                                                                       ---------
Book net asset value at June 30, 2004                                   HK$21.46
Add adjustments for:-
Modern Terminals
 - based on the previous average transaction prices                         2.15

i-CABLE
 - based on market value at June 30, 2004 (@HK$2.98 p.s.)                   1.17
                                                                        --------
 Adjusted net asset value per share at June 30, 2004                    HK$24.78
                                                                        ========

      Net cash generated from the Group's operating activities

      For the period under review, net cash generated from the Group's operating activities amounted to HK$2.6 billion, as compared to HK$2.7 billion in previous corresponding period. For the investing activities, the Group's capital expenditure amounted to HK$0.8 billion, which was almost matched by the repayments of advances from the associates undertaking the property developments of Bellagio and Sorrento.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

      Capital expenditure and commitments

      The capital expenditure, including programming library of i-CABLE, incurred by the Group's core businesses during the period and their capital commitments at June 30, 2004 are analysed as follows:

                                                             Capital Commitments
                                                             as at June 30, 2004
                                                       -------------------------------
Business Unit/Company                  Capital         Authorised         Authorised
                                     Expenditure          And               But not
                                    for 1-6/2004       Contracted for    Contracted for
                                     HK$ Million       HK$ Million        HK$ Million
                                     -----------       -----------       -------------
Property investments/others
China                                        20              140              998
Harbour City                                 38               82              213
Other properties                             17               23               --
                                            ---            -----            -----
                                             75              245            1,211
Wharf T&T                                   118              105               74
                                            ---            -----            -----
                                            193              350            1,285
Modern Terminals (55.3% owned)              290              610              841
i-CABLE (67.1% owned)                       291              548              208
                                            ---            -----            -----
                                            774            1,508            2,334
                                            ===            =====            =====

At December 31, 2003                                       1,099            1,419
                                                           =====            =====

      The capital expenditure of i-CABLE and Wharf T&T mainly related to procurement of their network equipment while that of Modern Terminals was substantially incurred for the construction of Container Terminal 9. i-CABLE and Modern Terminals, 67.1% and 55.3% owned by the Group respectively, funded their own capital expenditure programmes. The capital commitments authorized and contracted for of the Group as at June 30, 2004 was HK$0.4 billion higher than that at December 31, 2003, which was mainly due to the commitment of programming rights of the i-CABLE group. The increase in the Group's capital commitments authorized but not contracted for of HK$0.9 billion was mainly due to planned container investments in Mainland China by Modern Terminals pending regulatory approval.

      In addition to the above, the Group had planned expenditures of approximately HK$1,774 million (31/12/2003: HK$2,455 million) related to the properties under development for sale in Mainland China at the end of June 2004.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

      Major property projects undertaken by associates

      Sales of the Sorrento and Bellagio projects undertaken by associates, 40%-owned and 33-1/3% owned by the Group, respectively, are continuing. For the period under review, 102 units of Sorrento and 101 units of Bellagio were sold. At June 30, 2004, the 1,272 Phase I units of Sorrento were all sold, with 809 units or 94% sold for Phase II. The sales of Bellagio accumulated to 1,686 units or 99% of the 1,704 Phases I and II units.

      At June 30, 2004, the cash deposits in Sorrento's stakeholders account amounted to HK$0.3 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project. Construction works for Bellagio Phases III and IV are underway in accordance with schedule and the estimated outstanding cost for completion of these phases was approximately HK$0.7 billion. The two project companies did not have any external borrowings at June 30, 2004.

      Gearing Ratios

      As at June 30, 2004, the ratio of net debts to total assets decreased to
      19.5 per cent and the ratio of net debts to shareholders' equity decreased to 29.3 per cent, compared to 21.4 per cent and 32.9 per cent at December 31, 2003, respectively. The Group's net debts decreased from HK$17.0 billion at December 31, 2003 to HK$15.4 billion at June 30, 2004, which was made up of HK$17.6 billion in debts less HK$2.2 billion in deposits and cash. Included in the Group's debts were loans of HK$1.6 billion borrowed by Modern Terminals, a non-wholly owned subsidiary (31/12/2003:
      HK$1.3 billion). The loan is without recourse to the Company and other subsidiaries of the Group.

      Availability of committed and uncommitted facilities

      Given the ample liquidity in the market, the Group had refinanced facilities amounting HK$8.2 billion, with tenors ranging from 1 to 7 years, on more favourable terms during the first six months of 2004. The refinancing exercise has further reduced the average borrowing margin and lengthened the Group's debt maturity profile in the first half of 2004.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

      The Group's available loan facilities and debt securities amounted to HK$24.9 billion. Debts totaling HK$17.6 billion were outstanding at June 30, 2004, against the available facilities as analysed below:

                                                         30/6/2004
                                      ------------------------------------------------
                                      Available          Total                Undrawn
                                      Facility           Debt                 Facility
                                         HK$              HK$                   HK$
Debt Maturity                          Billion          Billion               Billion
-------------                          -------          -------               -------
Company and wholly-owned
Subsidiaries

Committed facilities
Repayable within 1 year                    3.5             3.5       20%         --
Repayable between 1 to 2 years             2.4             2.4       14%         --
Repayable between 2 to 3 years             3.5             3.5       20%         --
Repayable between 3 to 4 years             0.7             0.7        4%         --
Repayable between 4 to 5 years             4.5             3.5       20%        1.0
Repayable after 5 years                    3.9             1.5        9%        2.4
                                          ----            ----      ---         ---
                                          18.5            15.1       87%        3.4
Uncommitted facilities                     2.3             0.4        2%        1.9
                                          ----            ----      ---         ---
                                          20.8            15.5       89%        5.3

Non wholly-owned subsidiaries
- Committed and uncommitted

Modern Terminals Limited                   2.9             1.6        8%        1.3
i-CABLE Communications Limited             0.6              --       --         0.6
Others                                     0.6             0.5        3%        0.1
                                          ----            ----      ---         ---
                                          24.9            17.6      100%        7.3
                                          ====            ====      ===         ===

 - Secured                                 0.7             0.5        3%        0.2
 - Unsecured                              24.2            17.1       97%        7.1
                                          ----            ----      ---         ---
Total                                     24.9            17.6      100%        7.3
                                          ====            ====      ===         ===

      As at June 30, 2004, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$3,732 million (31/12/2003: HK$3,732 million).



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

      An analysis of the Group's total debts by currency at June 30, 2004 is shown as below:

                                                                   HK$ Billion
                                                                   -----------
Hong Kong dollar                                                      12.5
United States dollar (swapped into Hong Kong dollars)                  5.0
Renminbi                                                               0.1
                                                                      ----
                                                                      17.6
                                                                      ====

      The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

      The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

      The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at June 30, 2004, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.2 billion.

(3)   EMPLOYEES

      The Group has approximately 10,551 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the six months ended June 30, 2004 amounted to HK$1,048 million, compared to HK$989 million in the first half of 2003.

BOOK CLOSURE

The Register of Members will be closed from Tuesday, October 5, 2004 to Tuesday, October 12, 2004, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, October 4, 2004.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to March 31, 2004, which remain applicable to results announcement in respect of accounting periods commencing before July 1, 2004 under the transitional arrangements, will be published on the Stock Exchange's website in due course.




By Order of the Board
WILSON W. S. CHAN
Secretary

Hong Kong, August 19, 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. David J. Lawrence, Professor Edward K. Y. Chen, Mr. Paul M. F. Cheng, Dr. Raymond K. F. Ch'ien, Mr. Erik B. Christensen, Mr. Vincent K. Fang, Mr. Hans Michael Jebsen, Mr. Christopher P. Langley, Mr. Quinn Y. K. Law, Ms. Doreen Y.
F. Lee, Mr. T. Y. Ng and Mr. James E. Thompson.



The Wharf (Holdings) Limited - Interim Results Announcement
(19th August, 2004)

                      WHARF ANNOUNCES INTERIM RESULTS 2004

Hong Kong, August 19, 2004 ..... The Directors of The Wharf (Holdings) Limited
announced today that unaudited profit attributable to shareholders for the half year ended June 30, 2004 amounted to HK$1,680 million, an increase of 28 per cent over HK$1,309 million achieved for the same period in 2003.

Earnings per share were HK$0.69. An interim dividend of 32.75 cents per share has been declared.

According to the Group, the growth in profit was largely due to the increase in operating profit of its hotel business by HK$123 million as compared with the first half of 2003, when the economy of Hong Kong was severely affected by the outbreak of SARS.

In addition, a reduction in borrowing costs by HK$174 million and an increase in share of profits by HK$92 million chiefly from associates undertaking property development also contributed to the results improvement.

The Group's turnover for the period was HK$5,739 million, an increase of 5 per cent as compared to HK$5,463 million achieved in same period last year. Group operating profit before borrowing costs was HK$2,520 million, an increase of 6 per cent over that achieved a year ago.

The Group updated its half-year business activities as follows:

Wharf Estates Limited

Due mainly to improvement in hotel operations, the Property Investment segment reported a revenue increase of HK$149 million or seven per cent to HK$2,241 million while operating profit increased by seven per cent to HK$1,554 million.

Harbour City generated a turnover of HK$1,476 million in the period, an increase of 11 per cent as compared with the first half of 2003. Its overall retail occupancy was maintained at 98 per cent during the six months under review. Harbour City offices' occupancy increased to about 93 per cent at the end of June 2004.

The consolidated occupancy for the three Marco Polo Hotels rebounded to exceed 88 per cent, as compared to 48 per cent recorded a year ago. As for Gateway Apartments, occupancy was maintained at around 80 per cent, a level that was comparable to the pre-SARS situation.

Across the harbour, the Group's another core property investment Times Square generated total revenue of HK$405 million. Retail occupancy of Times Square was maintained at 98 per cent during the half year under review with double-digit year-on-year growth in sales performance registered by most retail tenants. For offices, with the anchor commitment of 93,648 square feet by MLC (Hong Kong) Limited, the occupancy is set to improve to about 93 per cent.

Wharf Estates Development Limited

For Sorrento, as at the end of June 2004, the entire 1,272 units out of Phase I had been sold, raising more than HK$6.1 billion in proceeds. As for Phase II comprising Towers 1 and 2, cumulative sales and proceeds reached 809 units (i.e. 94 per cent sold) and HK$5.4 billion as at the end of June 2004.

As at the end of June 2004, cumulative sales of Bellagio Phases I & II reached 1,686 units (i.e. 99 per cent sold), realising proceeds of HK$4.1 billion. Construction works for Phases III & IV covering the remaining 1,641 units are in progress with target completion at the end of 2005.

WHARF COMMUNICATIONS LIMITED

The CME segment benefitted from the continuous increases in Pay TV, Broadband Internet and telecom services subscribers. During the period, the segment increased its total revenue by 10 per cent to HK$1,931 million and its operating profit by 12 per cent to HK$223 million compared to the first half of 2003.

Pay TV subscribers rose to 682,000 at the end of June, representing a four per cent net gain over the 6-month period. On the back of higher subscription and strong airtime sales, the Pay TV division registered growth in both EBITDA and operating profit. By end July, CABLE TV was broadcasting 86 channels on its platform to offer viewers a wide programme choice.

Broadband subscribers grew to 263,000 by the end of June with noticeable growth registered in the second quarter with the introduction of a bundled marketing package with CABLE TV.

Wharf T&T reported a three per cent increase in its telecommunications revenue to HK$634 million in the first half marked by a highly competitive FTNS market. Its installed base of fixed lines grew by 15,000 to reach 448,000 lines, representing an overall market share of 12 per cent. The ratio between turnover from fixed lines and IDD rose to 4.8:1, compared to 3.2:1 for the first half of 2003.

WHARF CHINA LIMITED

The total revenue of the Logistics segment contributed primarily by Modern Terminals amounted to HK$1,515 million while operating profit of the segment was HK$831 million, representing a decrease of 3 per cent compared to that of 2003.

For the first six months of 2004, Modern Terminals handled 1.96 million TEUs, representing an increase of 1.6 per cent. Its market share in Kwai Chung stood at 32 per cent.

Financial Positions

Net borrowing costs charged for the period decreased substantially by HK$174 million or 57 per cent to HK$131 million due to a persistently low interest rate environment as well as a declining Group's net debt level. The Group's average borrowing cost was 1.6 per cent per annum, a reduction from 3.1 per cent per annum in the first half of 2003.

The consolidated net asset value of the Group at June 30, 2004 was HK$21.46 per share, compared to HK$21.09 per share at December 31, 2003. As at June 30, the ratio of net debts to total assets reduced to 19.5 per cent and the ratio of net debts to shareholders' equity decreased to 29.3 per cent, compared to 21.4 per cent and 32.9 per cent at December 31, 2003, respectively.

As at June 30, 2004, planned capital expenditure of the Group totalled HK$5.6 billion, of which HK$2.9 billion are for property (8 million sq. ft) under development for trading and long term investment in Mainland China.

Going Forward

Looking ahead, Chairman Mr Peter K C Woo pointed out that with the introduction of measures targeted to strengthen the three pillars of the Hong Kong economy by the Central Government and the improving trends of GDP growth and employment, deflation will soon be a thing of the past, and that a refreshing new economic scene is emerging in Hong Kong. It is expected that Wharf, with the solid foundation built upon its five core assets, is well-poised to benefit from the improved economic environment.

                                       ###

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          THE WHARF (HOLDINGS) LIMITED - WHARF

Date: August 20, 2004

                                          By:  /s/ Wilson Chan
                                               ---------------------------------
                                               Name:  Wilson Chan
                                               Title: Company Secretary